

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

January 9, 2017

Via E-mail
Michael J. Senken
Chief Financial Officer
MiMedx Group, Inc.
1775 West Oak Commons Court, NE
Marietta, Georgia 30062

> **Re:** **MiMedx Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed February 29, 2016**
> **File No. 001-35887**

Dear Mr. Senken:

We have reviewed your December 20, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 6, 2016 letter.

Form 10-K for the Fiscal Year Ended December 31, 2015

Item 8. Financial Statements

Report of Independent Registered Public Accounting Firm, page 44

1.   We note your response to comment 1. Please amend the filing to include an attestation report from your registered public accountant that opines on your internal control over financial reporting as of December 31, 2015 as required by Item 308(b) of Regulation S-K. Refer to Rules 100 and 101 of Regulation S-T.

Note 2. Significant Accounting Policies

Revenue Recognition, page 51

2.   You disclose on page 49 that revenues from AvKare, one of your distributors which sells
        your products to the Federal Government, were approximately 24%, 34%, and 56%, of
        total revenue for the years ended December 31, 2015, 2014 and 2013, respectively.
        Please tell us the significant terms of your agreement with AvKare, including payment
        terms and rights of return. Tell us your policies for recognizing revenues for sales to
        them.

        You may contact Dennis Hult at (202) 551-3618 or Kate Tillan, Assistant Chief
Accountant, at (202) 551-3604 if you have questions regarding comments on the financial
statements and related matters. Please contact Caleb French at (202) 551-6947 or Tim
Buchmiller at (202) 551-3635 with any other questions.

                                        Sincerely,

                                        /s/ Kate Tillan for

                                        Martin James
                                        Senior Assistant Chief Accountant
                                        Office of Electronics and Machinery